

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Leslie Yu
Chief Executive Officer
QUHUO Ltd
3rd Floor, Block D, Tonghui Building
No. 1132 Huihe South Street, Chaoyang District
Beijing, People's Republic of China

Re: QUHUO Ltd
Draft Registration Statement on Form F-1
Exhibit No. 10.19 English translation of Form of Delivery Services Agreement between the Registrant and Meittuan
Exhibit No. 10.20 English translation of Form of Delivery Services Agreement between the Registrant and Ele.me
Submitted September 4, 2019
CIK No. 0001781193

Dear Mr. Yu:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance